SORRENTO PACIFIC FINANCIAL, LLC

ANNUAL FILING IN ACCORDANCE WITH RULE 17a-5

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020
TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM THEREON







UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66046

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SORRENTO PACIFIC FINANCIALS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10150 MEANLEY DRIVE, 1ST FLOOR
(No. and Street)

SAN DIEGO	CA	92131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD TAYLOR (315) 471-2191
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Donald Taylor__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __SORRENTO PACIFIC FINANCIALS LLC__ , as of __December 31__ , 20__20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

ACTING CFO
_____
Title

Karen Gross 4/19/202_

Notary Public

KAREN C. GROSS
Notary Public - State of Florida
Commission # HH 18637
My Comm. Expires Oct 22, 2024

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SORRENTO PACIFIC FINANCIAL, LLC

TABLE OF CONTENTS

Page



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Managers
Sorrento Pacific Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sorrento Pacific Financial, LLC as of December 31, 2020, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sorrento Pacific Financial, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sorrento Pacific Financial, LLC's management. Our responsibility is to express an opinion on Sorrento Pacific Financial, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Sorrento Pacific Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



CITRINCOOPERMAN®
Accountants and Advisors

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Sorrento Pacific Financial, LLC's financial statements. The supplemental information is the responsibility of Sorrento Pacific Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as Sorrento Pacific Financial, LLC’s auditor since 2020.
New York, New York
April 14, 2021

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

	2020
ASSETS	
Cash and cash equivalents	$ 1,657,378
Receivables from clearing firms	579,239
Other assets and deposits	236,927
Deposits with clearing firms	107,720
Property and equipment, net	2,883
Total assets	$ 2,584,147
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable	$ 81,368
Accrued commissions	814,542
Due to affiliates	119,050
Other accrued liabilities	95,552
Total liabilities	1,110,512
COMMITMENT AND CONTINGENCIES (Note 8)	-
MEMBER'S EQUITY	1,473,635
Total liabilities and member's equity	$ 2,584,147

The accompanying notes are an integral part of these financial statements.

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

	2020
REVENUES	
Commissions and clearing	$ 6,406,292
Advisory fees	1,259,476
Sweep fees	123,354
Backoffice service and technology fees	101,188
Marketing assistance	195,096
Other	108,646
Interest	3,454
Total revenues	8,197,506
EXPENSES	
Commissions and clearing	5,681,535
Outside services	1,253,231
Advisory fees	224,241
Employee compensation and benefits	585,376
Advertising and market development	1,371
Travel and entertainment	9,294
Licenses and registration fees	7,579
Tax fees	8,379
Communication and technology	29,299
Office supplies and printing	21,097
Insurance	9,987
Other	4,415
Depreciation and amortization	2,605
Interest	953
Total expenses	7,839,362
NET INCOME	$ 358,144

The accompanying notes are an integral part of these financial statements.

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Equity
Balance at January 1, 2020	$ 1,965,491
Capital distributions	(850,000)
Net income	358,144
Balance at December 31, 2020	$ 1,473,635

The accompanying notes are an integral part of these financial statements.

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

	2020
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 358,144
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,605
Decrease (increase) in assets:	
Receivables from clearing firms	(146,255)
Other assets and deposits	(26,376)
Increase (decrease) in liabilities:	
Accounts payable	(84,054)
Accrued commissions	98,027
Due to Affiliates	(36,163)
Other accrued liabilities	22,039
Net cash provided by operating activities	187,967
CASH FLOWS FROM INVESTING ACTIVITIES:	
Capital expenditures	(495)
Net cash used in investing activities	(495)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital distributions	(850,000)
Net cash used in financing activities	(850,000)
Net decrease in cash and cash equivalents	(662,529)
Cash and cash equivalents at the beginning of the year	2,319,906
Cash and cash equivalents at the end of the year	$ 1,657,378

Supplemental disclosure of cash flow information:
Cash paid during the year for:

| Interest | $ 953 |

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION

Sorrento Pacific Financial, LLC (the "Company"), a wholly owned subsidiary of its ultimate parent company, Atria Wealth Solutions, Inc. ("AWSI"), is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company provides broker-dealer and investment advisory services for regional and community banks and independent registered representatives as an introducing broker-dealer, clearing customer transactions through other broker-dealers on a fully disclosed basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Concentration of Credit Risk

The Company maintains cash balances with a financial institution. At December 31, 2020, accounts at the financial institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2020, the Company had uninsured cash balances of $889,572. Management performs periodic evaluations of the relative credit standing of this institution. The Company has not recognized any credit losses from this institution.

The Company maintains accounts at clearing firms, which are insured by the Securities Investors Protection Corporation up to $500,000 (including a maximum of $250,000 for claims for uninvested cash awaiting reinvestment). As of December 31, 2020, the Company had an uninsured cash balance of $17,806 at the Company's primary clearing firm. Management performs periodic evaluations of the relative credit standing of the clearing firms. The Company has not recognized any credit losses from clearing firms during the year ended December 31, 2020.

At December 31, 2020, the Company had commission and transaction related receivables of $140,711 with the Company's primary clearing firm or 19% of the total commission and transaction related receivables.

For the year ended December 31, 2020, the Company had four financial institutions that in aggregate comprised $3,027,631, or 57% of commissions and clearing revenue.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a single member limited liability company which is disregarded for federal income tax purposes. Accordingly, no income tax expense or deferred tax assets and liabilities are recorded within the Company's financial statements.

The Company recorded $8,379 within tax fees in the accompanying Statement of Operations, which represents the California Limited Liability Corporation fee paid by the Company during the year ended December 31, 2020.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Receivables from Clearing Firms and Other Receivables

Commissions and other receivables are stated at the amounts the Company expects to collect. The Company considers accounts receivable to be fully collectible. The determination of the amount of credit losses is based on the estimated creditworthiness of the counterparty and the length of time a receivable has been outstanding. Other factors are considered by management based on relevant information about past events, current conditions and reasonable supportable forecasts as deemed necessary on a transaction-by-transaction basis. The Company continually monitors these estimates over the life of the receivable. The allowance for uncollectible accounts reflects the amount of loss that can be reasonably estimated by management. No allowance for credit losses was recorded as of December 31, 2020.

Property and Equipment

Property and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years. Maintenance costs are considered period costs and are expensed as incurred.

Revenue Recognition

Revenue from contracts with customers include commission income, distribution fees, fees from advisory business, fees from marketing assistance and backoffice support fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions and clearing - retail commissions

The Company buys and sell securities with or on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. The Company's performance obligation with respect to commission trades is to execute a trade order once entered. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Trade modifications are treated as a new standalone transaction. Given that each unfulfilled trade is terminable at will based on terms and conditions of each customer agreement, the performance obligations are fulfilled on the trade date, with related execution costs being recognized on the same day.

Commissions and clearing - selling and distribution

The Company enters into arrangements with managed accounts or other pooled investment funds to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such, this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome the constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Commissions and clearing - clearing

The Company earns clearing fees for transactions in which it assists in trade execution for a customers in accordance with their account agreement. The account agreement governs the terms and conditions for various services such as trade execution, clearing and custody. The Company charges fees for executing certain transactions in client accounts through the clearing firms. Transaction related charges are recognized on a trade-date basis, net of any clearing firm charges.

Advisory fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market movements. Revenues are recognized and accrued when the constraint has been removed.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Marketing assistance

The Company has selling group agreements with product sponsors to provide training support to representative and support programs. The Company provides these services on a daily basis. The Company believes the performance obligation is satisfied over time because the product sponsor is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a rate applied to total product sales or assets. As the value of product sponsor assets or sales volume are susceptible to unpredictable market changes, this revenue includes variable consideration and is constrained until the date that the fees are determinable. Revenues are recognized and accrued when the constraint has been removed.

Cash sweep fees

The Company has a formal revenue sharing agreement with one of its clearing firms in which the Company receives referral fees from bank deposit sweep fees earned on underlying financial instruments owned by the Company's clients. The revenue sharing fee paid by the clearing firm is calculated as a percentage of the average daily net assets in the bank deposit sweep program. The performance obligation for ongoing fees from the clearing firm is based upon the Company's clients continuing to maintain balances in the bank sweep program. The sweep agreements do not have a fixed duration other than overnight and can be terminated at any time by either party. As such, the performance obligation is satisfied each day and revenue is recognized.

Backoffice services

The Company has service agreements to provide operational, marketing, technology services and administrative support to independent representatives and other broker dealers. The Company provides these services on a daily basis. The Company believes the performance obligation is satisfied over time because the independent representatives and other broker dealers are receiving and consuming the benefits as they are provided by the Company.

Fees for these services are variable and calculated monthly and are therefore constrained. Revenues are recognized and accrued when the constraint has been removed.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Disaggregated Revenue from Contracts with Customers

The following table presents revenue from contracts with customers by major source:

	2020
Commissions:	
Retail Commission	$ 499,969
Selling & Distribution Fees	5,590,037
Clearing Charges	316,286
Sub-total Commissions	6,406,292
Other Fees:	
Advisory Fees	1,259,476
Marketing Assistance	195,096
Sweep Fees	123,354
Backoffice Support	101,188
Other	108,646
Sub-total Other Fees	1,787,760
Sub-total from Contracts with Customers	8,194,052
Other Sources:	
Interest	3,454
Sub-total from Other Sources	3,454
Total Revenue	$ 8,197,506

Adoption of New Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.
On January 1, 2020, the Company adopted Topic 326 which did not have a material impact on the Company's financial statements.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Adoption of New Accounting Pronouncements (continued)

In December 2019, the FASB issued ASU No. 2019-12, Simplifying Accounting for Income Taxes, which modifies ASC 740, Income Taxes, as part of its simplification initiative. ASU No. 2019-12 eliminates certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The Company adopted ASU No. 2019-12 for the year ended December 31, 2020 and, therefore has not included income tax expense or deferred tax assets and liabilities within the financial statements as it is a single member limited liability company that is disregarded by the taxing authority and not subject to income tax on a stand-alone basis.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following at December 31:

	2020
Computers and equipment	$ 42,472
Software	98,197
	140,669
Less: Accumulated depreciation and amortization	(137,786)
Total property and equipment, net	$ 2,883

Depreciation and amortization expense for property and equipment was $2,605 for the year ended December 31, 2020, and is included within depreciation and amortization expense on the accompanying Statement of Operations.

NOTE 4 - OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following as of December 31:

	2020
Employee benefits	$ 59,483
Other	36,069
Total other accrued liabilities	$ 95,552

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $50,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2020, the Company had net capital of $1,153,102 which was $1,079,068 in excess of the required minimum net capital of $74,034. At December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was 0.96 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with an affiliate, CUSO Financial Services, LP ("CFS"). For the year ended December 31, 2020, the Company was charged $806,148 by CFS for administrative and consulting services which is included within outside services in the accompanying Statement of Operations. At December 31, 2020, intercompany payables to CFS are $98,652 and are included within due to affiliates on the accompanying Statement of Financial Condition.

Additionally, the Company is involved in certain related party transactions with CUSO Financial Insurance & Technology Services, LLC ("CI&TS"), an affiliated entity. Beginning in 2012, CI&TS began providing insurance agency services to the Company. For the year ended December 31, 2020, the Company was charged $120,000 by CI&TS which is included in outside services in the accompanying Statement of Operations. At December 31, 2020, intercompany payables to CI&TS are $10,000, and are included within due to affiliates in the accompanying Statement of Financial Condition.

The Company has an expense sharing agreement with AWSI. The Company's expense sharing agreement provides that it will pay AWSI for management and administrative services. For the year ended December 31, 2020, management and administrative services was $116,113 and is included in outside services in the accompanying Statement of Operations. As of December 31, 2020, intercompany payables to AWSI are $10,398, and are included within due to affiliates on the Statement of Financial Condition.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Litigation

The Company is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Company's legal proceedings are generally initiated by its customers' clients and involve the purchase or sale of investment securities. In addition, the Company, along with other industry participants, is subject to risks related to litigation and settlements arising from market events.

At December 31, 2020, the Company had a liability of $14,458 for customer settlements included in accounts payable in the accompanying Statement of Financial Condition. In the opinion of the Company's management, based on current available information, review with outside legal counsel, insurance coverage and consideration of the accrued liabilities in the accompanying financial statements with respect to these matters, ultimate resolution of pending legal matters will not have an adverse impact on the financial condition or results of operations of the Company. However, no assurance can be given that future legal proceedings would not have adverse effect on the Company's business, results of operations, cash flows or financial condition.

Clearing and Custody, and Trustee and Administrator Relationships

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, and trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. However, the Company believes that the exposure is not material and it is unlikely it will have to make material payments under these arrangements. Also, it has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

NOTE 8 - EMPLOYEE 401(k) SAVINGS PLAN

The Company has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law and has an employer matching plan. Total matching by the Company was $5,187 for the year ended December 31, 2020, and is included within employee compensation and benefits in the accompanying Statement of Operations.

NOTE 9 - IMPACT OF COVID-19

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus are uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 10 – SUBSEQUENT EVENTS

The Company evaluates events occurring after the date of the Statement of Financial Condition for potential recognition or disclosure. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements. The Company evaluated subsequent events through April 14, 2021, which is the date the financial statements were available to be issued.

SORRENTO PACIFIC FINANCIAL, LLC

SUPPLEMENTARY INFORMATION

SORRENTO PACIFIC FINANCIAL, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

	2020
Member's equity	$1,473,635
Less non-allowable assets:	
Receivables from clearing firms	(63,626)
Deposits with clearing firms	(2,720)
Other assets and deposits	(236,927)
Property and equipment, net	(2,883)
Non-allowable assets	(306,156)
Less: Other deductions and/or charges	(1)
Net capital before charges on security positions	1,167,478
Less haircuts on security positions:	
Securities	(10,355)
Undue concentration	(4,021)
Net capital	$ 1,153,102

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	$74,034
Net capital in excess of amount required	$1,079,068
Aggregate indebtedness	$ 1,110,512
Ratio of aggregate indebtedness to net capital	0.96 to 1

SORRENTO PACIFIC FINANCIAL, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2020

A computation of reserve requirement is not applicable to Sorrento Pacific Financial, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, (2) advisory activities, (3) cash sweep services, (4) marketing assistance, and (5) back-office and technology services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SORRENTO PACIFIC FINANCIAL, LLC

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2020

Information relating to possession or control requirements is not applicable to Sorrento Pacific Financial, LLC, as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(ii) and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, (2) advisory activities, (3) cash sweep services, (4) marketing assistance, and (5) back-office and technology services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception..



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Managers
Sorrento Pacific Financial, LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) Sorrento Pacific Financial, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sorrento Pacific Financial, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(ii)) (the "exemption provisions") and (2) Sorrento Pacific Financial, LLC stated that Sorrento Pacific Financial, LLC met the identified exemption provisions throughout the most recent fiscal year, except as described in its exemption report, and (3) Sorrento Pacific Financial, LLC is filing its exemption report relying on Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because Sorrento Pacific Financial, LLC has represented that it limits its business activities to that of effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Sorrento Pacific Financial, LLC, advisory activities, advisory fees, cash sweep fees, marketing assistance, and backoffice services and technology fees, and (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Sorrento Pacific Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sorrento Pacific Financial, LLC's compliance with the exemption provisions. and Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph ((k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the provisions set forth in Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Citrin Cooperman & Company, LLP

New York, New York
April 14, 2021

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
CITRINCOOPERMAN.COM

Sorrento Pacific Financial, LLC's Exemption Report

Sorrento Pacific Financial, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) for the period from January 1, 2020 through December 31, 2020 except as described below:

(3) **The Company is also filing this Exemption Report because the Company's other** business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F. R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, (2) advisory activities, (3) cash sweep services, (4) marketing assistance, and (5) back-office and technology services and the and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company had 39 exceptions in which customer funds were not transmitted to our clearing firm, or to the respective issuer or its agent, by noon of the business day following receipt. The vast majority of exceptions, which resulted in a one to two day delay, were due to logistical challenges of having a centralized quality assurance process for transmitting customer funds. For quality assurance, representatives may promptly transmit customer funds to the Company's back office for review and approval before such funds are promptly transmitted to and deposited with our clearing broker, or to the respective issuer or its agent. For these exceptions, customers are not impacted as transactions are processed on trade date and not impacted by funds in transit.

Sorrento Pacific Financial, LLC

I, Donald Taylor, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Chief Financial Officer / Managing Director

April 12, 2021